AMENDMENT NO. 1 TO

DECLARATION OF TRUST

OF

ALPS VARIABLE INVESTMENT TRUST

In accordance with Article 10 (Amendments) of the Declaration of Trust of ALPS Variable Investment Trust (the “Declaration of Trust”), a Delaware business trust, the Declaration of Trust is hereby amended as follows:

Article 7 (Shareholders’ Voting Powers and Meetings), Section 7.2.2. (Special Meetings) of the Declaration of Trust is deleted in its entirety and replaced with the following:

Section 7.2.2. Special Meetings. Special meetings of Shareholders may be called by the President of the Trust or the Trustees from time to time for the purpose of taking action upon any matter requiring the vote or authority of the Shareholders as herein provided or upon any other matter upon which Shareholder approval is deemed by the Trustees to be necessary or desirable. All special meetings of Shareholders shall be held at the principal place of business of the Trust, at such other place in the United States as the Trustees may designate, or solely by means of remote communication, as may from time to time be determined by the Trustees. A special meeting shall be called by the Secretary of the Trust upon (i) the request of a majority of the Trustees then in office, or (ii) the written request of Shareholders entitled to cast at least ten percent (10%) of all the votes entitled to be cast at such meeting, provided that (a) such request shall state the purpose or purposes of the meeting and the matters proposed to be acted upon at such meeting, and (b) the Shareholders requesting such meeting shall have paid to the Trust the reasonably estimated cost of preparing and mailing the notice thereof, which the Secretary shall determine and specify to such Shareholders. Upon payment of these costs to the Trust, the Secretary shall notify each Shareholder entitled to notice of the meeting. Unless requested by Shareholders entitled to cast at least a majority of all the votes entitled to be cast at such meeting, a special meeting need not be called to consider any matter which is substantially the same as a matter voted on at any special meeting of Shareholders held during the preceding twelve (12) months.

This amendment is effective as of March 3, 2021.